FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Three months ended June 2012

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 26, 2012	By:	/s/ EIJI MIURA
Eiji Miura
Senior Managing Director

Financial Summary For the Three Months Ended June 30, 2012 (U.S. GAAP)

Date:	July 26, 2012
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Kenichi Watanabe
Group CEO, Nomura Holdings, Inc.
For inquiries:	Masahide Hoshino
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the three months ended June 30
	2012		2011
	(Millions of yen, except per share data)
		% Change from June 30, 2011		% Change from June 30, 2010
Total revenue	439,593	2.9%	427,010	36.0%
Net revenue	369,254	11.8%	330,365	27.1%
Income before income taxes	19,666	(42.8%)	34,358	431.0%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	1,891	(89.4%)	17,771	665.3%
Comprehensive income (loss)	(9,720)	—%	13,127	—%
Basic-Net income attributable to NHI shareholders per share (Yen)	0.51		4.93
Diluted-Net income attributable to NHI shareholders per share (Yen)	0.50		4.90
Return on shareholders’ equity – annualized	0.4%		3.4%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At June 30	At March 31
	2012	2012
	(Millions of yen, except per share data)
Total assets	35,254,342	35,697,312
Total equity	2,388,857	2,389,137
Total NHI shareholders’ equity	2,099,723	2,107,241
Total NHI shareholders’ equity as a percentage of total assets	6.0%	5.9%
Total NHI shareholders’ equity per share (Yen)	569.26	575.20

2. Cash dividends

	For the year ended March 31
	2013	2012
	(Yen amounts)
Dividends per share
dividends record dates
At June 30	—	—
At September 30	—	4.00
At December 31	—	—
At March 31	—	2.00
For the year	—	6.00

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes due to amendments to the accounting standards : None
b)	Changes due to other than a) : None

(4) Number of shares issued (common stock)

	At June 30	At March 31
	2012	2012
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	134,019,088	159,078,706

	For the three months ended June 30
	2012	2011
Average number of shares outstanding (year-to-date)	3,674,586,163	3,602,382,737

* Quarterly review

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors at the point of disclosing this financial summary. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in the quarterly securities report for the period ended June 30, 2012, an English translation of which the registrant plans to furnish on Form 6-K in due course.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P.2

(1) Consolidated Operating Results	P.2
(2) Consolidated Financial Position	P.5

2. Notes to the Summary Information	P.5

(1) Changes in Significant Subsidiaries During the Period	P.5

3. Quarterly Consolidated Financial Statements	P.5

(1) Consolidated Balance Sheets	P.6
(2) Consolidated Statements of Operations	P.8
(3) Consolidated Statements of Comprehensive Income	P.9
(4) Note with respect to the Assumption as a Going Concern	P.9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

4. Supplementary Information	P.12

(1) Consolidated Statements of Operations – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Unconsolidated Quarterly Financial Statements [Japanese GAAP]	P.14
(4) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2012 (A)	June 30, 2011 (B)
Net revenue	369.3	330.4	11.8
Non-interest expenses	349.6	296.0	18.1

Income (loss) before income taxes	19.7	34.4	(42.8)
Income tax expense	13.6	16.3	(16.7)

Net income (loss)	6.1	18.0	(66.3)

Less: Net income (loss) attributable to noncontrolling interests	4.2	0.3	—

Net income (loss) attributable to NHI shareholders	1.9	17.8	(89.4)

Return on shareholders’ equity* – annualized	0.4%	3.4%	—

*	Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported Net revenue of 369.3 billion yen for the three months ended June 30, 2012, an increase of 11.8% from the same period in the prior year. Non-interest expenses increased by 18.1% from the same period in the prior year to 349.6 billion yen. Income before income taxes was 19.7 billion yen and Net income attributable to NHI shareholders was 1.9 billion yen for the three months ended June 30, 2012.

Segment Information

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2012 (A)	June 30, 2011 (B)
Net revenue	375.6	331.6	13.2
Non-interest expenses	349.6	296.0	18.1

Income (loss) before income taxes	26.0	35.6	(27.1)

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, Net revenue for the three months ended June 30, 2012 was 375.6 billion yen, an increase of 13.2% from the same period in the prior year. Non-interest expenses increased by 18.1% from the same period in the prior year to 349.6 billion yen. Income before income taxes was 26.0 billion yen for the three months ended June 30, 2012. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2012 (A)	June 30, 2011 (B)
Net revenue	82.7	94.2	(12.2)
Non-interest expenses	70.5	72.2	(2.3)

Income (loss) before income taxes	12.2	22.0	(44.6)

Net revenue decreased by 12.2% from the same period in the prior year to 82.7 billion yen, due primarily to decreasing commissions for distribution of investment trusts and brokerage commissions. Non-interest expenses decreased by 2.3% to 70.5 billion yen. As a result, Income before income taxes decreased by 44.6% to 12.2 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2012 (A)	June 30, 2011 (B)
Net revenue	16.4	18.8	(12.9)
Non-interest expenses	11.0	11.4	(3.1)

Income (loss) before income taxes	5.4	7.4	(27.9)

Net revenue decreased by 12.9% from the same period in the prior year to 16.4 billion yen. Non-interest expenses decreased by 3.1% to 11.0 billion yen. As a result, Income before income taxes decreased by 27.9% to 5.4 billion yen. Assets under management were 23.3 trillion yen at the end of June 2012.

Operating Results of Wholesale

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2012 (A)	June 30, 2011 (B)
Net revenue	121.9	140.0	(12.9)
Non-interest expenses	130.4	155.9	(16.3)

Income (loss) before income taxes	(8.6)	(15.9)	—

Note: Certain prior period amounts have been reclassified, in accordance with the realignment in April 2012.

Net revenue decreased by 12.9% from the same period in the prior year to 121.9 billion yen, due primarily to decreasing net gain on trading. Non-interest expenses decreased by 16.3% to 130.4 billion yen. As a result, Loss before income taxes was 8.6 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2012 (A)	June 30, 2011 (B)
Net revenue	154.6	78.6	96.5
Non-interest expenses	137.6	56.6	143.3

Income (loss) before income taxes	17.0	22.1	(23.1)

Note: Certain prior period amounts have been reclassified, in accordance with the realignment in April 2012.

Net revenue was 154.6 billion yen. Income before income taxes was 17.0 billion yen.

(2)	Consolidated Financial Position

Total assets as of June 30, 2012, were 35.3 trillion yen, a decrease of 443.0 billion yen compared to March 31, 2012, mainly due to the decrease in Securities borrowed. Total liabilities as of June 30, 2012 were 32.9 trillion yen, a decrease of 442.7 billion yen compared to March 31, 2012, mainly due to the decrease in Trading liabilities. Total equity as of June 30, 2012 was 2.4 trillion yen, a decrease of 0.3 billion yen compared to March 31, 2012.

2.	Notes to the Summary Information

(1)	Changes in Significant Subsidiaries During the Period

Not applicable.

3.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 27, 2012) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 27, 2012) for the year ended March 31, 2012.

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	June 30, 2012	March 31, 2012	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	693,713	1,070,520	(376,807)
Time deposits	529,809	653,462	(123,653)
Deposits with stock exchanges and other segregated cash	163,880	229,695	(65,815)

Total cash and cash deposits	1,387,402	1,953,677	(566,275)

Loans and receivables:
Loans receivable	1,113,721	1,293,372	(179,651)
Receivables from customers	127,334	58,310	69,024
Receivables from other than customers	866,230	864,629	1,601
Allowance for doubtful accounts	(4,738)	(4,888)	150

Total loans and receivables	2,102,547	2,211,423	(108,876)

Collateralized agreements:
Securities purchased under agreements to resell	8,194,771	7,662,748	532,023
Securities borrowed	4,802,722	6,079,898	(1,277,176)

Total collateralized agreements	12,997,493	13,742,646	(745,153)

Trading assets and private equity investments:
Trading assets*	14,875,983	13,921,639	954,344
Private equity investments	189,180	201,955	(12,775)

Total trading assets and private equity investments	15,065,163	14,123,594	941,569

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥362,638 million at June 30, 2012 and ¥355,804 million at March 31, 2012)	1,049,113	1,045,950	3,163
Non-trading debt securities*	913,356	862,758	50,598
Investments in equity securities*	81,113	88,187	(7,074)
Investments in and advances to affiliated companies*	195,629	193,954	1,675
Other	1,462,526	1,475,123	(12,597)

Total other assets	3,701,737	3,665,972	35,765

Total assets	35,254,342	35,697,312	(442,970)

*	Including securities pledged as collateral

	Millions of yen
	June 30, 2012	March 31, 2012	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,244,472	1,185,613	58,859
Payables and deposits:
Payables to customers	972,616	764,857	207,759
Payables to other than customers	350,635	767,860	(417,225)
Deposits received at banks	870,613	904,653	(34,040)

Total payables and deposits	2,193,864	2,437,370	(243,506)

Collateralized financing:
Securities sold under agreements to repurchase	10,932,321	9,928,293	1,004,028
Securities loaned	1,893,186	1,700,029	193,157
Other secured borrowings	869,256	890,952	(21,696)

Total collateralized financing	13,694,763	12,519,274	1,175,489

Trading liabilities	6,380,840	7,495,177	(1,114,337)
Other liabilities	1,101,734	1,165,901	(64,167)
Long-term borrowings	8,249,812	8,504,840	(255,028)

Total liabilities	32,865,485	33,308,175	(442,690)

Equity
NHI shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares
Issued - 3,822,562,601 shares at June 30, 2012 and 3,822,562,601 shares at March 31, 2012
Outstanding - 3,688,543,513 shares at June 30, 2012 and 3,663,483,895 shares at March 31, 2012	594,493	594,493	—
Additional paid-in capital	689,130	698,771	(9,641)
Retained earnings	1,060,836	1,058,945	1,891
Accumulated other comprehensive income (loss)	(160,346)	(145,149)	(15,197)

Total NHI shareholders’ equity before treasury stock	2,184,113	2,207,060	(22,947)
Common stock held in treasury, at cost -
134,019,088 shares at June 30, 2012 and 159,078,706 shares at March 31, 2012	(84,390)	(99,819)	15,429

Total NHI shareholders’ equity	2,099,723	2,107,241	(7,518)

Noncontrolling interests	289,134	281,896	7,238

Total equity	2,388,857	2,389,137	(280)

Total liabilities and equity	35,254,342	35,697,312	(442,970)

(2)	Consolidated Statements of Operations (UNAUDITED)

	Millions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2012 (A)	June 30, 2011 (B)
Revenue:
Commissions	77,367	96,780	(20.1)
Fees from investment banking	10,383	13,770	(24.6)
Asset management and portfolio service fees	33,813	39,055	(13.4)
Net gain on trading	84,399	67,500	25.0
Gain (loss) on private equity investments	(5,387)	(5,950)	—
Interest and dividends	103,469	133,087	(22.3)
Gain (loss) on investments in equity securities	(7,061)	(597)	—
Other	142,610	83,365	71.1

Total revenue	439,593	427,010	2.9
Interest expense	70,339	96,645	(27.2)

Net revenue	369,254	330,365	11.8

Non-interest expenses:
Compensation and benefits	124,573	136,307	(8.6)
Commissions and floor brokerage	21,978	24,058	(8.6)
Information processing and communications	42,524	43,547	(2.3)
Occupancy and related depreciation	24,110	20,692	16.5
Business development expenses	11,329	9,335	21.4
Other	125,074	62,068	101.5

Total non-interest expenses	349,588	296,007	18.1

Income before income taxes	19,666	34,358	(42.8)
Income tax expense	13,590	16,320	(16.7)

Net income	6,076	18,038	(66.3)

Less: Net income attributable to noncontrolling interests	4,185	267	—

Net income attributable to NHI shareholders	1,891	17,771	(89.4)

	Yen		% Change
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	0.51	4.93	(89.7)

Diluted-
Net income attributable to NHI shareholders per share	0.50	4.90	(89.8)

(3)	Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2012 (A)	June 30, 2011 (B)
Net income	6,076	18,038	(66.3)
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(17,368)	(6,684)	—
Defined benefit pension plans:
Pension liability adjustment	3,734	470	694.4
Deferred income taxes	(1,024)	(197)	—

Total	2,710	273	892.7

Non-trading securities:
Unrealized gain (loss) on non-trading securities	(390)	2,348	—
Deferred income taxes	(748)	(848)	—

Total	(1,138)	1,500	—

Total other comprehensive income (loss)	(15,796)	(4,911)	—

Comprehensive income (loss)	(9,720)	13,127	—
Less: Comprehensive income (loss) attributable to noncontrolling interest in subsidiary	3,586	(365)	—

Comprehensive income (loss) attributable to NHI shareholders	(13,306)	13,492	—

(4)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(5)	Segment Information – Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of operations.

	Millions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2012 (A)	June 30, 2011 (B)
Net revenue

Business segment information:
Retail	82,711	94,189	(12.2)
Asset Management	16,418	18,843	(12.9)
Wholesale	121,883	139,962	(12.9)

Subtotal	221,012	252,994	(12.6)
Other	154,567	78,649	96.5

Net revenue	375,579	331,643	13.2

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,325)	(1,278)	—

Net revenue	369,254	330,365	11.8

Non-interest expenses

Business segment information:
Retail	70,523	72,176	(2.3)
Asset Management	11,048	11,397	(3.1)
Wholesale	130,434	155,880	(16.3)

Subtotal	212,005	239,453	(11.5)
Other	137,583	56,554	143.3

Non-interest expenses	349,588	296,007	18.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	349,588	296,007	18.1

Income (loss) before income taxes

Business segment information:
Retail	12,188	22,013	(44.6)
Asset Management	5,370	7,446	(27.9)
Wholesale	(8,551)	(15,918)	—

Subtotal	9,007	13,541	(33.5)
Other*	16,984	22,095	(23.1)

Income (loss) before income taxes	25,991	35,636	(27.1)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,325)	(1,278)	—

Income (loss) before income taxes	19,666	34,358	(42.8)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2012 (A)	June 30, 2011 (B)
Net gain (loss) related to economic hedging transactions	(1,231)	(1,505)	—
Realized gain (loss) on investments in equity securities held for operating purposes	(736)	681	—
Equity in earnings of affiliates	1,273	3,475	(63.4)
Corporate items	6,624	12,618	(47.5)
Others	11,054	6,826	61.9

Total	16,984	22,095	(23.1)

Note: Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

(6)	Significant Changes in Equity (UNAUDITED)

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the three months ended June 30, 2012
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	698,771
Gain (loss) on sales of treasury stock	(515)
Issuance and exercise of common stock options	(9,126)

Balance at end of period	689,130

Retained earnings
Balance at beginning of year	1,058,945
Net income attributable to NHI shareholders	1,891

Balance at end of period	1,060,836

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(110,652)
Net change during the period	(17,156)

Balance at end of period	(127,808)

Defined benefit pension plans
Balance at beginning of year	(35,132)
Pension liability adjustment	2,818

Balance at end of period	(32,314)

Non-trading securities
Balance at beginning of year	635
Unrealized gain (loss) on non-trading securities	(859)

Balance at end of period	(224)

Balance at end of period	(160,346)

Common stock held in treasury
Balance at beginning of year	(99,819)
Repurchases of common stock	(1)
Sale of common stock	0
Common stock issued to employees	15,623
Other net change in treasury stock	(193)

Balance at end of period	(84,390)

Total NHI shareholders’ equity

Balance at end of period	2,099,723

Noncontrolling interests
Balance at beginning of year	281,896
Net change during the period	7,238

Balance at end of period	289,134

Total equity

Balance at end of period	2,388,857

4.	Supplementary Information

(1)	Consolidated Statements of Operations – Quarterly Comparatives (UNAUDITED)

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2012
	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012 (A)	June 30, 2012 (B)
Revenue:
Commissions	96,780	85,926	73,983	90,446	77,367	(14.5)	347,135
Fees from investment banking	13,770	13,819	17,246	14,803	10,383	(29.9)	59,638
Asset management and portfolio service fees	39,055	36,712	33,398	35,086	33,813	(3.6)	144,251
Net gain on trading	67,500	25,984	80,147	98,926	84,399	(14.7)	272,557
Gain (loss) on private equity investments	(5,950)	(2,315)	34,551	(1,188)	(5,387)	—	25,098
Interest and dividends	133,087	107,288	103,067	92,448	103,469	11.9	435,890
Gain (loss) on investments in equity securities	(597)	(2,544)	(2,778)	9,924	(7,061)	—	4,005
Other	83,365	112,977	141,887	224,957	142,610	(36.6)	563,186

Total revenue	427,010	377,847	481,501	565,402	439,593	(22.3)	1,851,760
Interest expense	96,645	76,258	76,564	66,434	70,339	5.9	315,901

Net revenue	330,365	301,589	404,937	498,968	369,254	(26.0)	1,535,859

Non-interest expenses:
Compensation and benefits	136,307	142,569	127,783	127,989	124,573	(2.7)	534,648
Commissions and floor brokerage	24,058	22,939	22,521	23,982	21,978	(8.4)	93,500
Information processing and communications	43,547	43,544	46,397	43,660	42,524	(2.6)	177,148
Occupancy and related depreciation	20,692	26,371	26,184	27,644	24,110	(12.8)	100,891
Business development expenses	9,335	12,333	12,723	14,097	11,329	(19.6)	48,488
Other	62,068	98,465	134,856	200,838	125,074	(37.7)	496,227

Total non-interest expenses	296,007	346,221	370,464	438,210	349,588	(20.2)	1,450,902

Income (loss) before income taxes	34,358	(44,632)	34,473	60,758	19,666	(67.6)	84,957
Income tax expense (benefit)	16,320	(373)	9,923	33,033	13,590	(58.9)	58,903

Net income (loss)	18,038	(44,259)	24,550	27,725	6,076	(78.1)	26,054

Less: Net income attributable to noncontrolling interests	267	1,833	6,728	5,643	4,185	(25.8)	14,471

Net income (loss) attributable to NHI shareholders	17,771	(46,092)	17,822	22,082	1,891	(91.4)	11,583

	Yen					% Change	Yen
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	4.93	(12.64)	4.87	6.03	0.51	(91.5)	3.18

Diluted-
Net income (loss) attributable to NHI shareholders per share	4.90	(12.65)	4.84	5.92	0.50	(91.6)	3.14

(2)	Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of operations.

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2012
	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012 (A)	June 30, 2012 (B)
Net revenue

Business segment information:
Retail	94,189	83,980	79,713	92,376	82,711	(10.5)	350,258
Asset Management	18,843	15,951	15,301	15,705	16,418	4.5	65,800
Wholesale	139,962	81,570	175,118	158,399	121,883	(23.1)	555,049

Subtotal	252,994	181,501	270,132	266,480	221,012	(17.1)	971,107
Other	78,649	122,449	137,267	222,580	154,567	(30.6)	560,945

Net revenue	331,643	303,950	407,399	489,060	375,579	(23.2)	1,532,052

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,278)	(2,361)	(2,462)	9,908	(6,325)	—	3,807

Net revenue	330,365	301,589	404,937	498,968	369,254	(26.0)	1,535,859

Non-interest expenses

Business segment information:
Retail	72,176	73,250	69,614	72,088	70,523	(2.2)	287,128
Asset Management	11,397	11,238	11,058	11,588	11,048	(4.7)	45,281
Wholesale	155,880	152,223	138,055	146,543	130,434	(11.0)	592,701

Subtotal	239,453	236,711	218,727	230,219	212,005	(7.9)	925,110
Other	56,554	109,510	151,737	207,991	137,583	(33.9)	525,792

Non-interest expenses	296,007	346,221	370,464	438,210	349,588	(20.2)	1,450,902

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—

Non-interest expenses	296,007	346,221	370,464	438,210	349,588	(20.2)	1,450,902

Income (loss) before income taxes

Business segment information:
Retail	22,013	10,730	10,099	20,288	12,188	(39.9)	63,130
Asset Management	7,446	4,713	4,243	4,117	5,370	30.4	20,519
Wholesale	(15,918)	(70,653)	37,063	11,856	(8,551)	—	(37,652)

Subtotal	13,541	(55,210)	51,405	36,261	9,007	(75.2)	45,997
Other*	22,095	12,939	(14,470)	14,589	16,984	16.4	35,153

Income (loss) before income taxes	35,636	(42,271)	36,935	50,850	25,991	(48.9)	81,150

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,278)	(2,361)	(2,462)	9,908	(6,325)	—	3,807

Income (loss) before income taxes	34,358	(44,632)	34,473	60,758	19,666	(67.6)	84,957

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2012
	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012 (A)	June 30, 2012 (B)
Net gain (loss) related to economic hedging transactions	(1,505)	4,221	7,737	(2,081)	(1,231)	—	8,372
Realized gain (loss) on investments in equity securities held for operating purposes	681	(183)	(316)	16	(736)	—	198
Equity in earnings of affiliates	3,475	1,970	1,301	3,867	1,273	(67.1)	10,613
Corporate items	12,618	(8,616)	(29,037)	(7,094)	6,624	—	(32,129)
Others	6,826	15,547	5,845	19,881	11,054	(44.4)	48,099

Total	22,095	12,939	(14,470)	14,589	16,984	16.4	35,153

Note: Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

(3)	Unconsolidated Quarterly Financial Statements [Japanese GAAP]

Unconsolidated quarterly financial statements have been voluntarily disclosed and prepared based on regulatory rules.

Nomura Holdings, Inc. Unconsolidated Balance Sheets

(UNAUDITED)

	Millions of yen
	March 31, 2012	June 30, 2012
Assets
Current Assets	2,782,409	2,808,664
Fixed Assets	2,655,775	2,643,642

Total Assets	5,438,184	5,452,305

Liabilities
Current Liabilities	1,069,394	924,084
Long-term Liabilities	2,527,391	2,648,456

Total Liabilities	3,596,785	3,572,540

Net Assets
Shareholders’ equity	1,719,153	1,758,461
Valuation and translation adjustments	71,654	80,466
Stock acquisition rights	50,592	40,838

Total Net Assets	1,841,400	1,879,765

Total Liabilities and Net Assets	5,438,184	5,452,305

Nomura Holdings, Inc. Unconsolidated Statements of Operations

(UNAUDITED)

	Millions of yen
	For the three months ended
	June 30, 2011	June 30, 2012
Operating revenue	53,619	86,591
Operating expenses	52,006	54,671

Operating income	1,613	31,920

Non-operating income	1,664	1,199
Non-operating expenses	1,534	2,441

Ordinary income	1,742	30,677

Special profits	2,167	859
Special losses	3,475	861

Income before income taxes	434	30,675

Income taxes – current	2,589	(2,621)
Income taxes – deferred	512	1,549

Net income (loss)	(2,667)	31,748

(4)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found on the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2013_1q.pdf